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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              --------------------


                               (Amendment No. 1)


                             WAXMAN INDUSTRIES, INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))


           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                      N/A*
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                   MARK WESTER
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             WAXMAN INDUSTRIES, INC.
                                24460 AURORA ROAD
                           BEDFORD HEIGHTS, OHIO 44146
                                 (440) 439-1830

       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
             NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                    COPY TO:
                            SCOTT M. ZIMMERMAN, ESQ.
                      SWIDLER BERLIN SHEREFF FRIEDMAN, LLP
                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174
                                 (212) 973-0111


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                            CALCULATION OF FILING FEE
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Transaction Valuation(+)                             Amount of Filing Fee
$3,922,385                                           $785

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(+) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 135,155 shares of common stock of Waxman Industries, Inc. having an aggregate value of $3,922,385 as of December 7, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

         [_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


                         Amount Previously Paid: $785.
                    Form or Registration No.: Schedule TO-1.
                     Filing party: Waxman Industries, Inc.
                         Date filed: December 7, 2001.


         [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_]      third party tender offer subject to Rule 14d-1.
         [X]      issuer tender offer subject to Rule 13e-4.
         [_]      going-private transaction subject to Rule 13e-3.
         [_]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 944124304.
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--------------------------------------------------------------------------------


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ITEM 1. SUMMARY TERM SHEET.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange All Outstanding, Unexercised Options Held by Eligible Employees, Officers and Directors for New Options, dated December 7, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is Waxman Industries, Inc., a Delaware corporation ("Waxman" or the "Company"), and the address of its principal executive office is 24460 Aurora Road, Bedford Heights, Ohio 44146. The telephone number at that address is (440) 439-1830.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by Waxman to exchange all outstanding, unexercised options held by eligible employees, officers and directors under Waxman's 1992 Non-Qualified and Incentive Stock Option Plan and Waxman's 1994 Stock Option Plan for Non-Employee Directors to purchase shares of Waxman's common stock, par value $0.01 per share, upon the terms and subject to the conditions described in the Offer to Exchange. Employees, officers and directors are "eligible" to participate in the offer if they are employees, officers and/or directors of Waxman or its subsidiaries on both the date (A) the offer commences and (B) Waxman grants the new options under the Waxman Industries, Inc. 2002 Stock Incentive Plan, which will be at least six months and one day after the expiration of the old options. For each option holder, the grant of new options to purchase shares of Waxman common stock to be issued under the new options will be equal to the amount set forth on the Election Form, attached hereto as Exhibit (a)(4). The information set forth under "The Offer" in the Offer to Exchange is incorporated herein by reference. As of December 7, 2001, options to purchase 135,155 of our issued and outstanding shares were issued and outstanding, of which options to purchase approximately 125,155 of our shares, constituting approximately 92.6% of all outstanding options, were held by eligible employees, officers and directors. In addition to the foregoing plans, Waxman also currently maintains a 1996 Non-Employee Directors' Restricted Share Plan and is party to SAR Agreements
with  Messrs.  Melvin,  Armond  and Laurence  Waxman,   pursuant  to  which
such  individuals  were  granted  stock appreciation   rights  with  respect  to
20,000,   20,000  and  10,000  shares, respectively,   of  Waxman  common
stock.   Waxman  intends  to  terminate  the aforementioned   Restricted  Share
Plan   concurrently  with  the  transactions contemplated  by the Offer to
Exchange, but the 4,000 issued and outstanding restricted shares previously granted pursuant to such plan shall remain outstanding. Waxman intends to exchange the aforementioned SAR's for new options to purchase shares of Waxman common stock concurrently with, and on terms and conditions consistent with, the transactions contemplated by the Offer to Exchange.

         (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth under Item 2(a) above is incorporated herein by reference.

         (b) Not applicable.

         (c) Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of Options; Expiration Date"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Change in Election"), Section 6 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Options"), Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14


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("Material U.S. Federal Income Tax  Consequences") and Section 15 ("Extension of
Offer; Termination; Amendment") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

         (e)      Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 6 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 7 ("Conditions of the Offer") is incorporated herein by reference.

         (d)      Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Not applicable.

         (b) Not applicable.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)      Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Information About Waxman") and Section 17 ("Additional Information"), and on pages 22 through 47 of our Annual Report on Form 10-K for the fiscal year ended June 30, 2001, and pages 3 through 12 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, is incorporated herein by reference.

         (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.


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         (a) The information set forth in the Offer to Exchange under Section 11
("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b)      Not applicable.

ITEM 12. EXHIBITS.

         (a)(1) Offer to Exchange all outstanding, unexercised options held by eligible employees, officers and directors for new options, dated December 7, 2001.

         (2) Form of Cover Letter to eligible employees, officers and directors.

         (3) Memorandum from Melvin Waxman, Chairman of the Board of Waxman, to eligible employees, officers and directors dated December 7, 2001.

         (4)      Form of Election Form.

         (5)      Form of Notice to Change Election From Accept to Reject.

         (6)      Form of Promise to Grant Stock Option(s).

         (b)      Not applicable.

         (d)(1) Form of Stock Option Agreement between the Company and its Directors. (Exhibit 10.5 to Annual Report on Form 10-K for the year ended June 30, 1991, File No. 0-5888, incorporated herein by reference).

         (2) 1992 Non-Qualified and Incentive Stock Option Plan of Waxman Industries, Inc., adopted as of July 1, 1992 (Exhibit 10.7 to Annual Report on Form 10-K for the year ended June 30, 1993, File No. 0-5888, incorporated herein by reference).

         (3) 1994 Stock Option Plan for Non-Employee Directors (Exhibit 4.3 to Form S-8 filed January 27, 1995, File No. 033-57477, incorporated herein by reference).

         (4) 1996 Non-Employee Directors' Restricted Share Plan (Exhibit A to 1996 Proxy Statement, File 001-10273, incorporated herein by reference).

         (5) SAR Agreement, dated as of March 29, 1996, between Waxman Industries, Inc. and Armond Waxman (Exhibit 10.18 to Form S-2 filed January 24, 1997, incorporated herein by reference).

         (6) SAR Agreement, dated as of March 29, 1996, between Waxman Industries, Inc. and Melvin Waxman (Exhibit 10.19 to Form S-2 filed January 24, 1997, incorporated herein by reference).

         (7) SAR Agreement, dated as of September 27, 1996, between Waxman Industries, Inc. and Armond Waxman (Exhibit 10.18 to Form S-2 filed January 24, 1997, incorporated herein by reference).

         (8)      Waxman Industries, Inc. 2002 Stock Incentive Plan.

         (e)      Not applicable.

         (f)      Not applicable.


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         (g)      Not applicable.

         (h)      Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a)      Not applicable.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              WAXMAN INDUSTRIES, INC.


                              By:     /s/  Mark Wester
                                   ----------------------------------------
                                Name:   Mark Wester
                                Title:  Vice President and Chief Financial
                                        Officer


Dated:  December 19, 2001



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                                INDEX TO EXHIBITS

Exhibit
Number            Description
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(a)(1)   Offer to Exchange all outstanding, unexercised options held by eligible employees, officers and directors for new options, dated December 7, 2001.

(2)      Form of Cover Letter to eligible employees, officers and directors.

(3) Memorandum from Melvin Waxman, Chairman of the Board of Waxman Industries, Inc., to eligible employees, officers and directors dated December 7, 2001.

(4)      Form of Election Form.

(5)      Form of Notice to Change Election From Accept to Reject.

(6)      Form of Promise to Grant Stock Option(s).

(d)(1) Form of Stock Option Agreement between the Company and its Directors. (Exhibit 10.5 to Annual Report on Form 10-K for the year ended June 30, 1991, File No. 0-5888, incorporated herein by reference).

(2) 1992 Non-Qualified and Incentive Stock Option Plan of Waxman Industries, Inc., adopted as of July 1, 1992 (Exhibit 10.7 to Annual Report on Form 10-K for the year ended June 30, 1993, File No. 0-5888, incorporated herein by reference).

(3) 1994 Stock Option Plan for Non-Employee Directors (Exhibit 4.3 to Form S-8 filed January 27, 1995, File No. 033-57477, incorporated herein by reference).

(4) 1996 Non-Employee Directors' Restricted Share Plan (Exhibit A to 1996 Proxy Statement, File 001-10273, incorporated herein by reference).

(5) SAR Agreement, dated as of March 29, 1996, between Waxman Industries, Inc. and Armond Waxman (Exhibit 10.18 to Form S-2 filed January 24, 1997, incorporated herein by reference).

(6) SAR Agreement, dated as of March 29, 1996, between Waxman Industries, Inc. and Melvin Waxman (Exhibit 10.19 to Form S-2 filed January 24, 1997, incorporated herein by reference).

(7)      SAR  Agreement,   dated  as  of  September  27,  1996,  between  Waxman
         Industries, Inc. and Armond Waxman (Exhibit 10.18 to Form S-2 filed January 24, 1997, incorporated herein by reference).

(8)      Waxman Industries, Inc. 2002 Stock Incentive Plan.